September 15, 2008

VIA EDGAR TRANSMISSION AND COURIER

Andrew Mew Accounting Branch Chief Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0405

Re:

Gas Transporter of the South
Form 20-F for the fiscal year ended December 31, 2007
Filed June 16, 2008
File No.  001-13396

Dear Mr. Mew,

Transportadora de Gas del Sur S.A. (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated August 18, 2008, regarding the above-referenced filing.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, italicized text and have provided our responses immediately following each comment.

1.

In future filings if you choose to disclose the definition of the term disclosure controls and procedures in management’s evaluation please include the entire definition of the term, as provided in Rule 13(a)-15(e) of the Securities Exchange Act of 1934. In future filings please clarify, if true, that your officers concluded your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and financial officers, to allow timely decisions regarding required disclosure. Alternatively you can omit the definition from your disclosure.

In future filings, the Company will include the requested disclosure in response to Item 15 of Form 20-F or omit the definition from its disclosure.

2.

With a view toward disclosures, please tell us and disclose your US GAAP accounting policy footnote 12 on reporting tariff revenues associated with the pipeline capacity expansion. Specifically clarify for us whether the reported revenues represent the net tariff revenue amounts retained by you after passing through the gas trust fund portion or they are reported on a gross basis. Please advise us how you consider the guidance under EITF 99-19 in determining net or gross reporting.

Revenues generated by the current tariffs from the additional transportation capacity associated with the above mentioned pipeline capacity expansion are reported on a net basis. Pursuant to EITF No. 99-19, the Company serves as an agent because the Company’s revenue generation is 80% of the total amounts billed to its clients and the remaining 20% is earned by the gas trust (representing Ps. 5.7 million for each of the fiscal years ended December 31, 2007, 2006 and 2005), with both of the parties bearing proportionally the risk of loss.

The Company does not believe that the amounts involved are material but will nonetheless include such disclosure in future filings on Form 20-F.

3.

Please advise and disclose the pertinent rights and the privileges of Class A and B Common Shares here, or in footnote 12, as applicable. See paragraph 4 of SFAS No. 129.

Class A and B Common Shares have the same rights, which are as follows:

(i) each A and B Common Share has the right to one vote on any matter submitted to the shareholders of the Company for a vote;

(ii) holders of Class A and B Common Shares are entitled to receive ratably any dividends that the Company’s Board of Directors may declare out of fund legally available therefor and, upon the Company’s liquidation, dissolution or winding up, will be entitled to receive ratably the Company’s net assets available after the payment of all debts and other liabilities; and

(iii) Class A and B shareholders have preemptive rights, which entitle them to subscribe pro rata to any new issuance of shares of the Class held by any such shareholder.  Class A and B shareholders do not have redemption or conversion rights.

In addition, as mentioned in Note 8.b) to the Company’s audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, the Company’s by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders must be obtained in order to transfer Class A shares. Further, the Company is required by its bylaws to maintain a ratio of Class A Common Shares to Class B Common Shares of 51% to 49%, so any issuance of one of such classes of shares would require the issuance of shares of the other class.

In future filings, the Company will include this disclosure in “Note 8. Common Stock and Dividends”.

4.

We note your disclosure of the amortization of costs on interest rate lock agreements in other comprehensive income table. Tell us the nature of the derivative instruments “interest rate lock agreements” including the related hedge objectives and strategies and the underlying notional amounts. If material, please provide full disclosure in accordance with paragraphs 44 and 45 and SFAS 133.

The Company’s policy as approved by its Board of Directors is to enter into derivative financial instruments only for hedging purposes to cover risks associated with the fluctuation of interest and exchange rates of its debt.

In 1998, the Company entered into two agreements which locked in the rate on the US Treasury Bond at a cost of 5.66% and 5.89%, with a notional amount of US$ 200 million to hedge the interest rate associated with a loan granted by the Inter-American Development Bank (“IDB loan”) in 1999. The settlement cost of these agreements amounted to approximately Ps. 11 million.

Under US GAAP, the settlement cost was capitalized and was being amortized as an adjustment to interest expense over the term of the IDB loan. Upon adoption of SFAS No. 133 in January 2001, the Company recorded the unamortized settlement cost in the “Accumulated other comprehensive loss” account. On December 15, 2004, the Company restructured its financial indebtedness, including the IDB loan. Consequently the Company, following the provisions contained in SFAS. No. 15, deferred the unamortized portion of the settlement cost over the term of the restructured debt and charged the cost to the Statement of Income as an interest expense. In June 2007, the Company prepaid the restructured debt, so the unamortized portion of settlement cost as of such date was expensed in financial expense.

5.

Refer to the income tax expense reconciliation. Tell us the drivers behind the significant change in valuation allowance in 2006 and 2005 as compared to 2007.

In 2002, the Company generated a tax loss carry-forward of Ps. 646.8 million, resulting from the impact of the significant Argentine peso devaluation on the Company’s US Dollar denominated debt. Such local currency devaluation was the consequence of an economic crisis that occurred in Argentina in late 2001. As of December 31, 2002, based on its estimations, the Company was uncertain that it would fully recover its tax loss carry-forward through future taxable income. Consequently, a valuation allowance of Ps. 545.7 million was recorded as of such date.

However, in subsequent years, from 2003 to 2006, the Company generated taxable income that permitted the full recovery of the tax loss carry-forward, resulting in reversals of the valuation allowance of Ps. 211.4 million, Ps. 88.4 million, Ps. 101.4 million and Ps. 144.5 million in the fiscal years ended on December 31, 2003, 2004, 2005 and 2006, respectively.  Thus, as of December 31, 2006, there was no remaining valuation allowance.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses adequately address the questions raised in your letter.  Any questions with respect to the foregoing should be directed to Leandro Perez Castaño at +54 (11) 4865-9050 (extension 1153).

Sincerely,

Gonzalo Castro Olivera
Chief Financial Officer